SCHEDULE 13G/A
Filing for 2003
FIBERMARK, INC.
AMENDMENT NO. 1
Cusip Number : 315646109
Page 1 of 4


FIBERMARK, INC.
Cusip Number: 315646109
Page 2 of 4


1.	NAME OF REPORTING PERSON
S.S.  or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

		Wilen Management Company,Inc.
		52-1452536

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
				(a)
				(b)	**

3.	SEC USE ONLY

4.	CITIZEN OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING
PERSON WITH:

5.  SOLE VOTING POWER

		0 Shares - Less than 5%

6.  SHARED VOTING POWER
		NONE

7.  SOLE DISPOSITIVE POWER

		0 Shares - Less than 5%


8.  SHARES DISPOSTIVE POWER
		NONE

9.	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH PERSON

		0 Shares - Less than 5%

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES*

			N/A

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

			0%

12.	TYPE OF REPORTING PERSON*

			IA




FIBERMARK, INC.
Cusip Number: 315646109

Page 3 of 4

Item 1.   Security and Issuer:

This statement relates to the common stock of Fibermark, Inc.
("The Issuer") 161 Wellington Road, P.O. Box 498, Brattleboro,
Vermont 05302.

Item 2.   Identity and Background:

(a)	Name of Person Filing: Wilen Management Company, Inc.

(b)	Address of Principal Business Office:
2360 West Joppa Road, Suite 226
Lutherville, MD  21093

(c)	Citizenship or Place of Organization:   Maryland

(d)	Title of Class of Securities:  Common Stock

(e)	CUSIP Number:  315646109

Item 3.:

The Entity Filing is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.


Item 4.  Ownership:

(a)	Amount Beneficially Owned:  0 Shares - Less than 5%

(b)	Percent of class:  0%

(c)	Number of Shares as to which such entity has:
(i)	Sole power to vote or to direct the vote:  0 Shares
- Less than 5%
(ii)	Shared power to vote or to direct the vote:  None
(iii)	Sole power to dispose or to direct the disposition of:
 0 Shares - Less than 5%
(iv)	shared power to dispose or to direct the disposition of:  None


Item 5.  Ownership of Five Percent or Less of a Class of Securities:
Not Applicable

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable

Item 7. Identification and Classification of Subsidiaries which acquired the security being reported on by the Parent Holding Company:

Not Applicable


FIBERMARK, INC.
Cusip Number: 315646109
Page 4 of 4



Item 8.    Identification and Classification of Members of the Group:

Not Applicable

Item 9.    Notice of Dissolution of Group:

Not Applicable

Item 10.  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 28th day of January, 2004

James Wilen

James Wilen, President
Wilen Management Company, Inc.